

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

FEB 28 2014

Washington, DC

SEC FILE NUMBER
8- 40729

8-50933


14048041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 AND ENDING 12-31-13

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Catalyst Financial, LLC *BRONSON & CO., LLC*

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 - B Heritage Oak Ct.

                              (No. and Street)

Simi Valley   CA   93063

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven N. Bronson   (805) 416-7054

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

              (Name – *if individual, state last, first, middle name*)

76 Batterson Park Rd.   Farmington   CT   06032

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Steven N. Bronson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Catalyst Financial, LLC _____ , as

of December 31 _____ , 20 13 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Executive Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Catalyst Financial, LLC

Financial Statements
(With Supplementary Information)
and Independent Auditor's Reports

December 31, 2013

Catalyst Financial, LLC

INDEX

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ....

2 ....

3 ....

4 ....

5 ....

6_____

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of **Ventura**

Subscribed and sworn to (or affirmed) before me

on this **26** day of **February**, 20 **14**,
      Date   Month   Year

by
(1) **Steven N. Bronson** ,
             Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
             Name of Signer

~~proved to me on the basis of satisfactory evidence~~
~~to be the person who appeared before me.)~~

Signature _____
                     Signature of Notary Public

SARAH TRUDELL
Commission # 2017765
Notary Public - California
Ventura County
My Comm. Expires APRIL 5, 2017

Place Notary Seal Above

OPTIONAL

*Though the information below is not required by law, it may prove valuable
to persons relying on the document and could prevent fraudulent removal
and reattachment of this form to another document.*

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

© 2010 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5910

COHN ⓓ REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP

cohnreznick.com

Independent Auditor's Report

To the Members
Catalyst Financial, LLC

We have audited the accompanying financial statements of Catalyst Financial, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Farmington, Connecticut
February 27, 2014

Catalyst Financial, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	44,705
Property and equipment		9,330
Less: accumulated depreciation		(5,644)
Other assets		17,538
Total assets	$	65,929

Liabilities and Members' Equity

Liabilities - accounts payable	$	3,947
Members' equity		61,982
Total liabilities and members' equity	$	65,929

The accompanying notes are an integral part of the financial statements.

Catalyst Financial, LLC
Statement of Income
Year ended December 31, 2013

Revenues:		
Consulting income	$	75,000
Interest income		47
Total revenues		75,047
Expenses:		
Office rent		1,200
Insurance expense		531
Licenses and fees		14,868
Professional fees		30,255
General and administrative		16,127
Total expenses		62,981
Net income	$	12,066

The accompanying notes are an integral part of the financial statements.

4

Balance, December 31, 2012	$	49,916
Net income		12,066
Balance, December 31, 2013	$	61,982

The accompanying notes are an integral part of the financial statements.

5

Catalyst Financial, LLC
Statement of Cash Flows
Year ended December 31, 2013

Operating activities:		
Net income	$	12,066
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		1,758
Changes in operating assets and liabilities:		
Accounts receivable		15,000
Prepaid expenses		3,818
Accounts payable		(7,117)
Net cash provided by operating activities		25,525
Net increase in cash and cash equivalents		25,525
Cash and cash equivalents, beginning of year		19,180
Cash and cash equivalents, end of year	$	44,705

The accompanying notes are an integral part of the financial statements.

Catalyst Financial, LLC

Notes To The Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies:

Organization

Catalyst Financial Corporation was originally formed in the State of New York on April 3, 1996, became a broker/dealer on September 28, 1998, and changed its operating name to Catalyst Financial, LLC (the "Company") on January 1, 2000. The Company's business activities include raising capital from institutional and individual investors, private placements and investment banking. The members' liability is limited based on relevant state laws. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. The Company is registered to do business in forty-nine states, and the District of Columbia. The Company is not registered to do business in Tennessee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. There are no accounts receivable as of December 31, 2013. If necessary, allowances are recorded based on individual credit evaluation and specific circumstances of the customer. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2013 was $699.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Revenue Recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain financial restructuring advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the 150% declining balance method based upon the estimated useful lives of the assets. Depreciation expense for 2013 was $1,758.

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to Federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for Federal, state or local income taxes is reflected in the accompanying financial statements.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2010 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial position. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2013.

Subsequent Events

Management has reviewed subsequent events through the date the financial statements were issued.

Members' Equity

The Company is governed by its Amended and Restated Operating Agreement ("the Agreement") dated January 1, 2011. At December 31, 2013, there was one class of members---Class A. Per the Agreement, allocations of losses and profits are allocated to Class B members first and the balance is allocated to Class A members based upon their ownership of Class A shares. Class A members have voting and management rights in the Company. Distributions to Class A members are made in the sole discretion of the managing member of the Company. There were no distributions for year ended December 31, 2013. As of December 31, 2013, there were 10,000 class A shares authorized, and 10,000 class A shares issued and outstanding.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Members' Equity (Continued)

In accordance with the Agreement, Class B members do not initially contribute capital to the Company. Each Class B member executes a member services agreement with the Company which sets forth their responsibilities and obligations to the Company and compensation to be earned. There are no Class B members as of December 31, 2013. Class B members are not eligible to make capital contributions in return for Class B shares issued. Class B shares have no voting or management rights and nominal economic value. A member's Class B shares are surrendered to the Company upon separation of service. Distributions to Class B members are made monthly in accordance with a compensation plan based on revenues collected by the Company for the member's transactions during the prior month. There were no distributions for the year ended December 31, 2013. It is the Company's policy to record amounts earned by Class B members as an expense in determining net income, rather than part of the allocation of net income. At December 31, 2013, there were 100 Class B shares authorized, and no Class B shares issued or outstanding.

At December 31, 2013, the members' equity of $61,982 was comprised solely of Class A shares.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $40,758, which was $35,758 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

The Company is exempt from compliance with rules 15c3-3 (under exempted provision of Rule 15c3-3(k)(2)(i)) and 17a-13 under the Securities Exchange Act of 1934. During 2013, the Company did not hold or clear any customer securities or cash.

Note 3 - Cash:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. From time to time, the Company's cash account balances exceed the Federal Deposit Insurance Corporation limit; however, at December 31, 2013, the Company had no uninsured cash balances. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Note 4 - Related Party Transactions:

One of the members of the Company is the president of a related party that the Company had entered into a sub-lease agreement with for the use of office space in Boca Raton, Florida. The agreement provides for monthly rent payments of $100 through February 28, 2015. This agreement was terminated on January 1, 2014.

Catalyst Financial, LLC

Notes To The Financial Statements

Note 4 - Related Party Transactions: (Continued)

During 2013, the Company incurred $1,200 for the use of the office space. As of December 31, 2013, there is no amount payable to the related party.

During 2013, the Company incurred $3,562 in travel expenses through a borrowing from one of its members. At December 31, 2013, this amount was due to this member and included in accounts payable.

Note 5 - Concentration:

During 2013, 100% of the Company's revenue was derived from business activities with a related party through common directorship. Certain administrative functions are provided at no charge to the Company.

Note 6 – Subsequent Event:

Effective January 14, 2014, the Company changed its operating name to Bronson & Co, LLC and its office location to Simi Valley, California.

Catalyst Financial, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital:
Members' equity $ 61,982

Deduct nonallowable assets :
Net property and equipment (3,686)
Other assets (17,538)

Net capital $ 40,758

Aggregate indebtedness - total liabilities $ 3,947

Computation of basic net capital requirement:
Minimum net capital required (greater of 6-2/3% of
aggregate indebtedness or $5,000 minimum dollar
net capital requirement) $ 5,000

Excess net capital over minimum net capital $ 35,758

Net capital less greater of 10% of aggregate
indebtedness or 120% of $5,000 minimum
net capital required $ 34,758

Ratio of aggregate indebtedness to net capital 0.10

No material discrepancies exist between the above computation and the computation included in the Company's
corresponding unaudited amended Form X-17A-5 Part IIA filing.

Catalyst Financial, LLC

**Schedule II - Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013**

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

Independent Auditors' Report on Internal Control

To the Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements of Catalyst Financial, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

13

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Farmington, Connecticut
February 27, 2014